Exhibit 23.3

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Callon Petroleum Company for the registration of debt securities, common stock, preferred stock, depositary shares, warrants and guarantees of debt securities and to the incorporation by reference therein of our report dated September 5, 2014 relating to the Statements of Revenues and Direct Operating Expenses of the Acquired Properties, as defined in Note 1 - Summary of Significant Accounting Policies, for the years ended December 31, 2011, 2012 and 2013 appearing in the Form 8-K filed with the Securities and Exchange Commission on September 8, 2014.

/s/ Melton & Melton LLP
Houston, Texas
February 11, 2015